

Mail Stop 3030

August 19, 2015

<u>Via E-mail</u>
Mr. William Westbrook
Chief Executive Officer
Swordfish Financial, Inc.
P.O. Box 431
Vernon, AZ 85940

> **Re: Swordfish Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> ** December 31, 2014**
> **Filed July 27, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 18, 2015**
> **File No. 000-07475**

Mr. Westbrook:

We have reviewed your July 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2015 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2014

Item 9. Controls and Procedures, page 9

Evaluation of Disclosure Controls and Procedures

1. We note your response to prior comment 1 and your revised disclosure that your "internal controls over disclosure controls and procedures" were not effective as of December 31, 2014. Item 307 of Regulation S-K requires you to disclose the conclusions of your principal

executive and principal financial officers, or persons performing similar functions, regarding the "effectiveness of [your] disclosure controls and procedures" rather than the effectiveness of your "internal controls over disclosure controls and procedures." Please amend your filing to include management's conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2014. This comment also applies to your Forms 10-Q for the quarterly period ended March 31, 2015 and June 30, 2015.

Management's Annual Report on Internal Control over Financial Reporting

2. Please amend your filing to provide management's conclusion as to the effectiveness of your internal controls over financial reporting as of December 31, 2014, as required by Item 308(a)(3) of Regulation S-K. As noted in that Item, management is not permitted to conclude that your internal control over financial reporting is effective when there are one or more material weaknesses in your internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended June 30, 2015

General

3. Please amend the filing to include the required XBRL interactive data exhibits as required by Item 601(b)(101) of Regulation S-K. This comment also applies to your Form10-Q for the quarterly period ended March 31, 2015.

-Unaudited Consolidated Statement of Cash Flows, page 6

4. Please revise the statements to correctly indicate that these are the unaudited consolidated statements of cash flows for the six months ended June 30, 2015 and 2014, rather than for the three months ended March 31, 2015 and 2014.

Item 4 - Controls and Procedures, page 15

5. We note that you disclose that you performed an assessment of your internal controls over financial reporting as of June 30, 2015. As the requirement for management to assess internal control over financial reporting is an annual requirement, please tell us whether you performed a complete assessment of internal control over financial reporting as of June 30, 2015. If you performed this assessment, please amend the filing to provide a conclusion as to the effectiveness of your internal controls over financial reporting as of June 30, 2015. If you did not perform this assessment, please amend the filing to remove the disclosures regarding an evaluation of internal control over financial reporting at June 30, 2015. This comment also applies to your Form10-Q for the quarterly period ended March 31, 2015.

You may contact Tara Harkins at (202) 551-3639, or Eric Atallah, Senior Accountant, at (202) 551-3663 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery